P&O

Established 1837

The Peninsular and Oriental
Steam Navigation Company
79 Pall Mall
London SW1Y 5EJ

Telephone (020) 7930 4343
Facsimile (020) 7839 9338

Head Office 79 Pall Mall
London SW1Y 5EJ England

3011 3-2

03007597

Securities & Exchange Commission
Division of Corporate Finance Room 3094 Finance
Room ~~3094 (3-6)~~, 450 Fifth Street
Washington
D.C. 20549
USA

82-2083

SEC MAIL PROCESSING RECEIVED MAR 12 2003 WASH. D.C. SECTION

6 March 2003

SUPPL

Dear Sirs

P&O'S PRELIMINARY ANNOUNCEMENT OF 2002 RESULTS

I enclose a copy of a press release sent to the London Stock Exchange in accordance with our 12g3-2(h) exemption from the Securities Exchange Act of 1934 in connection with our ADR program.

Yours faithfully

Sandra Scott
Deputy Company Secretary

enc

PROCESSED
APR 01 2003
THOMSON FINANCIAL

3/26

EMBARGO: NOT FOR PUBLICATION BEFORE 07:00 HOURS (UK TIME), THURSDAY 6 MARCH 2003

P&O'S PRELIMINARY ANNOUNCEMENT OF 2002 RESULTS

Financial Key Points

- Container port profit up 16% to £99 million (2001 £85 million) and return on capital increased to 15% (2001 13%)
- Ferries profit of £31 million (2001 loss of £1 million) before £17 million one-off costs
- Short Sea ferry return on capital maintained at 15% before one-off costs
- Pre-exceptional pre-tax profit £9 million (2001 £160 million) after negative swing of £108 million for P&O Nedlloyd and £42 million for Property due to timing of disposals
- Strong operating cash flow but net borrowings increased to fund investment
- Recommended final dividend of 9.0p and dividend policy to remain unchanged
- Significant earnings improvement expected in 2003

Operational Key Points

- Significant strategic progress – further investment in Ports, major restructuring of P&O Ferries and disposal of Contract Logistics
- Strong volume growth in container ports – throughput increased by 23% (14% organic growth) – with further growth in 2003
- Ferries reorganisation ahead of schedule and lower charter costs
- Cold Logistics market leadership in California and Texas following successful acquisition
- P&O Nedlloyd freight rates increased 3% between Q2 2002 and Q4 2002 with further improvement in 2003

Comment by P&O Chairman, Lord Sterling

"Despite the present uncertainties, we are seeing a continuation of the positive trends that were present in the second half of 2002. We have made a good start to the year. It is early days but on the basis of current trading we expect to achieve a significantly improved result for 2003 and to move further ahead in 2004."

A presentation of the results for analysts and investors will be held at 09.00 hours today at WestLB, Woolgate Exchange, 25 Basinghall Street, London EC2V. This presentation will also be available on the Group website: www.pogroup.com.

Further information: Peter Smith, Director, Communications and Strategy, P&O
020 7930 4343

PRELIMINARY STATEMENT

GROUP PERFORMANCE

Results and dividend

Our container terminal and ferries businesses, which are central to the future growth of the company, achieved a significant increase in profit. The result for P&O Nedlloyd, where we are seeking to reduce our interest, showed a deterioration of £108.4 million. The contribution from Property also declined, by £42.3 million, because of the timing of development property disposals. Total operating profit was therefore £121.0 million (2001 £273.6 million).

The interest charge of £111.8 million was similar to last year (£113.6 million), with increased borrowings more than offset by lower interest rates and the impact of the weaker US dollar.

The pre-exceptional profit before tax was £9.2 million (£160.0 million). Exceptional items showed a loss of £144.9 million (profit of £13.0 million) of which £98.4 million related to the sale of Contract Logistics. Within the £98.4 million, £47.2 million consisted of goodwill previously written off to reserves. Exceptional items also include closure costs of approximately £15.8 million for several ferry routes and £10.4 million in relation to the sale of property related businesses.

The tax charge was £35.5 million (2001 £44.8 million), reflecting an effective tax rate of 30% on the pre-exceptional profit of the Group before the Group share of the P&O Nedlloyd result. We generally benefit from tonnage tax but when our shipping businesses report losses we are not able to claim tax relief.

Before reorganisation costs, exceptional items and goodwill amortisation, the loss per share was 1.6p (2001 earnings 17.3p). The basic loss per share was 27.1p (2001 earnings 17.0p).

The Board recommends a final dividend of 9.0p per £1 nominal of deferred stock which, together with the interim dividend of 4.5p, would give a total dividend for the year of 13.5p. The dividend will be paid on 4 June 2003 to deferred stockholders on the register at the close of business on 21 March 2003. Our dividend policy remains unchanged. As we have said before, it reflects our view of the long term prospects for the Group and it will not be affected by any short term profit volatility resulting from cyclical businesses.

Cash Flow and Financial Position

The net cash inflow from operating activities and dividends from joint ventures and associates was £310.9 million (2001 £315.1 million). This reflects the strong cash flow of our businesses and the fact that P&O Nedlloyd does not impact the Group's cash flow. The net capital expenditure was £229.6 million (2001 £119.4 million) due to significant investment in Ports, Ferries and Cold Logistics offset by the disposal of Contract Logistics.

Net borrowings increased to £1,346.8 million (2001 £1,096.7 million). This included an increase of £236.0 million following the acquisition of the remaining 40% of P&O Stena Line during the year. Stockholders' funds decreased to £1,304.1 million (2001 £1,642.4 million) due to the loss for the year and also the adverse impact of currency on our businesses in Argentina and the weak US dollar. The 47.2 million of goodwill associated with the Contract Logistics sale has no net impact on stockholders' funds.

Year end gearing was 103% (2001 67%). As we continue to sell down our property portfolio, the timing of disposals may lead to temporary increases in gearing as we seek to maximise value. This was inherent in our capital structure at the time of the demerger when we left P&O Princess Cruises, in view of its substantial capital commitments, with the long term debt and low gearing, and P&O, which had substantial disposable assets, with relatively high gearing.

Pensions

Under FRS17, the deficit on our main UK pension scheme is currently assessed at £252 million and on our other schemes at £21 million. The next actuarial valuation of the main scheme will take place later this year. As part of the valuation, the liabilities will be valued at a discount rate that reflects the expected return on the assets in the fund rather than using the more general valuation requirement of FRS17. It is therefore likely to lead to a lower deficit.

The annual service cost is not likely to increase substantially over the present level. The saving from members leaving the scheme following the Contract Logistics disposal will offset the cost of closing the scheme to new entrants at the beginning of 2002. The deficit would, however, need to be addressed by additional contributions. This could take place over the average service life of the active members, which is approximately ten years.

GROUP STRATEGIC DIRECTION

We are continuing to direct capital to the strongest growing areas of the business where we have a competitive advantage and exiting from, or reducing, investment elsewhere. Our top priority is our commitment to reduce our investment in our joint venture company, P&O Nedlloyd. Market conditions in 2002 were not conducive to achieving this objective. As the container shipping cycle is now on the upswing we are determined to achieve progress. In the meantime, P&O Nedlloyd is continuing to achieve significant reductions in unit costs.

We made considerable progress with our other strategic objectives in 2002. We focused investment on businesses where we are a market leader:

- Ports – we announced new projects of over £90 million at Shekou in China, Manila in the Philippines, Le Havre and Marseille in France and Vancouver in

Canada. These will increase our total installed capacity by approximately 1.5 million teus or nearly 10%;

- Ferries – our consolidation of P&O Stena Line and the major reorganisation of the P&O Ferries business should enable us to achieve synergies of £15 million on an annualised basis in 2003 and to exceed this going forward. We have also closed some loss making routes; and
- Cold Logistics – we are now the market leader in the US markets where we operate, primarily California and Texas, following a $70 million acquisition towards the end of the year.

We took capital out of those areas where we did not believe that P&O could achieve market leadership:

- Contract Logistics – we completed a successful disposal of most of our Trans European business in December for £152.5 million in cash; and
- Other businesses – our bulk shipping investment has been reduced through the sale of eight vessels for US$107 million and virtually all of the assets of Maxxiom were sold for £9 million.

Looking ahead, we are committed to achieving operational excellence and further growth in Ports. We are ahead of schedule with the reorganisation of Ferries and expect to achieve further operational efficiencies and yield improvements. We will continue to realise Property assets and reinvest proceeds in our fastest growing businesses, notably Ports.

DIVISIONAL PERFORMANCE

Ports

P&O Ports generated an operating profit of £116.8 million (2001 £115.1 million). A good performance by our container terminals business was partly offset by a reduced result for general stevedoring.

Operating profit for container terminals increased by 16% to £98.5 million (2001 £84.9 million). Throughput increased by 23% (2001 21%) of which organic growth was 14% (2001 9%). This strong growth in throughput would have increased earnings by approximately £35 million. Variable costs rose by £5.1 million due to wage and other increases offset by savings from our value improvement programme. Depreciation and amortisation grew by £5.2 million. One-off items and the economic turmoil affecting our Buenos Aires terminal in Argentina cost a further £9.3 million. The weak US dollar and other currency movements cost approximately £5.0 million. Excluding one-off costs and the position in Buenos Aires, operating profit would have increased by 27%, in line with growth in throughput.

For our established container terminals, i.e. those that are over five years old, the return on average capital employed in 2002 was 19% (2001 16%). For the total Ports business, including new terminals which have yet to reach full operational efficiency, return on average capital employed was 12% (2001 13%).

In Asia, where over half of our port assets are located, we achieved a good performance. Our container terminal in Mumbai has established itself as the leading facility on the Indian subcontinent and now handles in excess of 100,000 teu per month at industry leading service levels. In China, the transfer of all international services from the old port in Qingdao to the QQCT facility operated by P&O Ports was completed in November 2002. Monthly throughput increased from just 28,000 teu at the start of the year to approximately 100,000 in December. Volumes at Shekou in the Shenzhen region of Southern China grew by nearly 50% during the year.

In the Americas, our terminal in Buenos Aires reported volumes down almost 20% as trade with Argentina contracted during the economic crisis. The terminal remains profitable, however, and an improving trend on exports was evident in the second half of 2002. Ongoing development work impacted the operation of Port Newark in New York. In Europe, Southampton handled higher throughputs but suffered from congestion in the peak period for imports in October. Our Antwerp terminal is now demonstrating

improved performance. Our terminals in Australia had a good year, reporting improved earnings due to a buoyant economy and a strong growth of imports.

During 2002 we invested approximately £75 million in developing existing terminals, primarily in Australia and at New York and Southampton. Further development also took place at Manila in the Philippines, Chennai in India, Colombo in Sri Lanka and Qingdao in China. We also expect to invest US$40 million, representing our 20% share, in the 0.9 million teu expansion of the existing container terminal at Shekou. New investments included formation of a 50/50 joint venture with the French container shipping line CMA-CGM to acquire 80% of Egis Ports SA, France's leading container terminal operator. We recently announced the acquisition of an existing container terminal and cargo stevedore in Vancouver.

Apart from container terminals, we have a smaller general ports business that handles more cyclical cargoes such as cars, steel, bulk commodities, and agricultural products as well as ferry and cruise passengers. Operating profit for this business was £5.0 million (2001 £16.3 million). In the US, passenger traffic through our New York cruise terminal recovered well following the 11 September 2001 tragedy. However, US tariffs, which have since been lifted, reduced steel imports handled in our port operations in the Gulf of Mexico and there was an increase in workers compensation claims. The drought in Australia impacted both imports and exports of bulk cargo. In Antwerp the total market for breakbulk tonnage reduced sharply during 2002 but is currently showing some signs of recovery.

In 2002 we achieved most of the £15 million cost savings targeted at the beginning of the year. However, the effect of this was masked by the impact of the weak US dollar and other currencies and was offset by restructuring costs. The restructuring in 2002 will deliver overhead cost savings of a further £5 million in 2003.

We are continuing to achieve synergy benefits from our portfolio of container terminals. This is particularly true in regard to IT systems. We have commenced a project to replace core operating systems with one enhanced IT system during 2003/4 which will

integrate all aspects of the business from operations to customers to finance. This will support the corporate goals of streamlining the business and applying best practice across all our facilities. The new management structure that was introduced last year has resulted in a clearer separation at corporate level between operations and development. This has further improved the spreading of best practice whilst supporting the growth of global customer relationships.

Our Maritime Services business reported another successful year with operating profit of £13.2 million (2001 £13.9 million). The offshore supply fleet again operated at close to full capacity and business from the Australian government and other contracts contributed to another strong result albeit that some 'off season' work obtained for our specialised vessels in 2001 was not repeated in 2002.

Despite the uncertain outlook for growth in the world's major economies, container volumes moving through our terminals continue to grow rapidly. This trend is starting to have a favourable impact on tariffs, particularly in ports where supply continues to lag demand. However, currency weakness, particularly with the US dollar and the Indian rupee, and increased insurance costs could have a negative impact. New capacity at strategic high growth locations in China and India will come on stream in 2003, and a number of development and investment opportunities are being pursued vigorously in various locations around the globe.

Ferries

Ferries division, which now includes Ferrymasters (previously reported under Contract Logistics), achieved a much improved operating profit of £13.7 million compared to a loss of £1.2 million in the previous year. The main part of this result relates to the Ferries business itself which reported an operating profit of £14.5 million after one-off reorganisation costs of £16.5 million compared to a loss of £1.0 million in 2001. The improvement reflected a better tourist result following the adverse impact of foot and mouth disease in 2001, with increases in market share and rates. On the North Sea, however, the high level of sterling for much of the year meant that the number of

incoming tourists was reduced. On-board spend continued to grow strongly but freight remained competitive.

Significant restructuring and reorganisation of the business is taking place. P&O acquired Stena Line's 40% shareholding in P&O Stena Line for approximately £152 million in August. This has enabled our Short Sea, Western Channel and North Sea operations to be brought together under the common 'P&O Ferries' brand with annual savings of at least £15 million. Implementation of these changes has been quicker than originally anticipated with the result that the total one-off cost of £16.5 million has been incurred in 2002.

In July, we closed our non-profitable Felixstowe routes and in September P&O Scottish Ferries ceased operations following expiry of the contract with the Scottish Executive. In December, the Dover-Zeebrugge freight route was closed. Two of the vessels previously on that route are being refurbished and converted into modern multi-purpose vessels to replace two older vessels on the Dover-Calais route in 2003. The third vessel is continuing as a freight ferry but on the Dover-Calais route.

The total net operating assets of the business increased by £161.6 million to £585.3 million (2001 £423.7 million), principally due to the P&O Stena Line transaction. Excluding one-off reorganisation costs, the return on average net operating assets was 6% (2001 (0.2)%).

On the Short Sea, we consolidated £33.1 million operating profit. The return on average net operating assets before reorganisation costs was 15%, once again comfortably exceeding the cost of capital. The total freight market grew 4%. However, P&O Ferries' volumes declined 7% due to increases in capacity by other operators and a firm rate stance adopted by P&O which resulted in our average rates increasing by 4%. The total tourist vehicle market declined 3% and the total passenger market was static. P&O Ferries' tourist vehicle carryings were 2% up and rates improved. On-board spend per head grew strongly to over £20, 11% higher than in 2001.

On the North Sea our tourist vehicle carryings declined, principally due to a slow-down in Continental traffic entering the UK, but rates increased. Excluding the closed Felixstowe routes, freight volumes and rates were flat. The Western Channel made further progress, with increased tourist vehicle volumes and increased rates. Two older vessels were sold and replaced by one modern chartered vessel. On the Irish Sea, where our business is primarily freight, there was pressure due to excess capacity combined with a slower Irish economy.

We have seen a steady start to the year on the Short Sea. The tourist vehicle market is slightly down and we have lost some market share but rates are firm. Conversely, the freight market has grown and our market share has increased although again rates are firm. Trading conditions on the North Sea remain competitive. Lower tourist carryings on the Western Channel have been offset by improved rates and increased on-board spend. On the Irish Sea we have increased both freight and tourist carryings. On all routes, forward bookings are similar to last year. A number of vessel charters have been renegotiated at significantly reduced rates. The most important point, however, is that the reorganisation and re-branding of P&O Ferries is proceeding ahead of schedule.

Following the successful sale of Contract Logistics at the end of 2002, the unit loads business, Ferrymasters, has strengthened its relationship with Ferries. During the year it went through further restructuring. This resulted in lower turnover but higher operating margins, and an operating loss of £0.8 million (2001 £0.2 million loss) after restructure costs of £2.7 million. Volumes on Continental routes improved in the second half of the year, particularly in the fourth quarter, due to the stronger euro and increased market share. However, for the full year, volumes were down 6%. In Ireland, a continued focus on higher yielding traffic resulted in 12% lower volumes. Net operating assets reduced to £41.8 million from £49.5 million in 2001.

Contract Logistics

At the end of December we sold Contract Logistics to Wincanton plc for £152.5 million cash while retaining property assets with a book value of £26.4 million. In 2002,

Contract Logistics achieved turnover of £793.3 million (2001 £745.5 million) and an operating profit of £12.0 million (2001 £15.9 million). The downturn in results reflected the slowdown in continental Europe, particularly in Germany, and restructuring and increased insurance costs.

Cold Logistics

Cold Logistics reported a reduced operating profit of £12.5 million (2001 £18.0 million). Return on average net operating assets was 6% (2001 10%) and the operating profit margin was 8% (2001 13%).

Capital expenditure of £67.0 million was concentrated in the US where we acquired complementary assets from ProLogis for $70 million in October. This has made P&O Cold Logistics the number one operator in the important California and Texas markets. A new 140,000 cubic metre facility was also opened in California in June and quickly achieved high occupancy.

The Australasian business achieved another excellent performance. Key retail contracts were extended for terms until 2006, and services to customers were expanded, particularly in distribution. Revenue and operating profit grew by approximately 5% due to the successful integration of Eskimo Logistics which was acquired in June 2001. Margins remained high.

The results from our existing US business were not as strong as in previous years. Increased competition and some in-sourcing by customers resulted in margin pressure. The position was further exacerbated by the weaker US dollar and increased insurance costs. The West Coast ports dispute also had a negative impact. In contrast, the ProLogis acquisition completed in October and the new facility in California performed well. The small South American business remained profitable.

Looking ahead, the Australian business continues to do well. In the US, the recent acquisitions in the US have put Cold Logistics in a strong competitive position in the key

markets of California and Texas and integration of the assets acquired will provide opportunities for significant net profit growth in 2003 after one-off integration costs. With its focus on the food sector, the business is largely resilient to the slower economic growth rate. We therefore expect to achieve a better result in 2003.

Cargo Shipping

P&O's share of the P&O Nedlloyd result was an operating loss of £85.6 million (2001 £22.8 million profit). Total throughput for P&O Nedlloyd increased by 12% to 3.6 million teu (2001 3.2 million teu), compared to an increase in slot capacity of 5%. The operating loss was principally due to a decline in average freight rates, which fell 12% year on year due to doubts about whether the growth rate of world container trade would be maintained, and the introduction of significant new capacity into the industry.

The loss included £9.4 million (2001 £5.2 million) of restructuring costs and £2.5 million due to the impact of the recent US West Coast port dispute. The weak US dollar and high bunker costs, particularly in the second half of the year adversely affected the result by approximately £5 million each. Against this, P&O Nedlloyd achieved cost savings of \$290 million annualised at the end of 2002 and remains on course to deliver savings of \$350 million annualised by the end of 2003. Cash flow remained positive and net debt was reduced by \$12 million to \$693 million.

Several major operational targets were achieved in 2002. The shared service centres in India and China continued to absorb an increasing proportion of back office functions. The Europe/US – Australia/New Zealand fleet was replaced by improved vessels and containers. Finally, P&O Nedlloyd has been accepted into the Customs-Trade Partnership Against Terrorism by US Customs and will be working with US Customs to further enhance its supply chain security profile.

Although average freight rates fell for the year as a whole, strong volume growth during the year resulted in P&O Nedlloyd's average rate increasing from \$1,131 in Q2 to \$1,162 in Q4. Increased rates were achieved on the important Europe/Asia trades, while rates on

other routes continued to experience pressure. With less new capacity to be absorbed and continuing growth in world trade, the outlook is for freight rates to continue to improve although the degree of improvement remains uncertain in the present climate. The weakness in the US dollar and current high bunker costs are having a negative impact. In summary, however, we are confident that P&O Nedlloyd will achieve a much improved result in 2003.

P&O's bulk shipping interest is part of an externally managed company. In 2002 the average net revenue per day was approximately US$ 11,400 (2001 US$14,400) resulting in an operating loss of £0.8 million (2001 £8.3 million profit) for P&O's 50% interest. Towards the end of 2002, the dry bulk market enjoyed a significant turnaround with daily rates doubling from the low point in the middle of the year to around US$16,000. They have since strengthened further. The fleet was reduced from 22 to 14 vessels in 2002 and consequently P&O's share of net operating assets was reduced to £96.9 million (2001 £151.0 million). P&O's share of dividends declared for 2002 was US$20 million of which $12.5 million cash was received in 2002, reducing P&O's investment.

Property

Property achieved an operating profit of £52.4 million (2001 £94.7 million). The result was down on the prior year because the portfolio consists largely of development property where profits are dependent on the timing of completions and consequently are inherently uneven.

In the US, where nearly half of our development property is located, profit was £7 million down on 2001. Increased land and building sales were achieved in Atlanta at margins of up to 50%, largely as a result of land bank assets being held at historic cost from the late 1980's. Two office buildings and some 120 acres of land for retail, office, residential and hospital facility development were sold. There was reduced activity at Denver but several mixed use projects were sold, reducing the land holding. The Denver office market remains difficult but the retail and housing markets are steady. Profit levels at Boston were slightly down due to increased real estate taxes and also a difficult office

market. Our 2.8 million square feet of mixed use space adjacent to the financial district remains over 90% occupied.

In Germany, profits were lower by approximately £5 million in 2002 as the 2001 result included the sale of our residual equity in the Oberhausen Shopping Centre project. The final phase of our five phase development project in Hamburg has now been completed and occupancy at the rest of the development is 75%, despite a weak letting market.

In the UK, 2001 was a particularly strong year due to some significant development sales. By comparison, profits in 2002 were down by some £37 million. However, 30 properties were sold for prices in excess of book value, notably Marketgate Shopping Centre in Lancaster and St Anne House, Croydon. In London, progress continues at the Regent Quarter development at Kings Cross and also at Waterloo. The Public Enquiries into the port and logistics developments at London Gateway (formerly Shell Haven) commenced on 25 February 2003.

Our La Manga resort in Spain had a good year with an increase in profits of £2 million. The Australian resorts and other businesses improved profits by £2 million. The smaller property related businesses continue to be sold down, with virtually all of the assets of Maxxiom being disposed for £9m.

Net operating assets of the division remained at £848.0 million (2001 £848.1 million) as disposals were offset by investment in a number of projects. These included the Hamburg office development, a new 360 bed four star 'apart-hotel' at La Manga, some mixed use developments in the US, and also the retention of properties following the disposal of Contract Logistics.

GROUP OUTLOOK

Clearly there are many uncertainties at present including the growth rate of the world's major economies, the oil price, currencies and, not least, the Middle East. So far,

however, we are seeing a continuation of the positive trends that were present in the second half of 2002.

On a like for like basis, throughput in our container terminals for the first two months was over 20% up on the same period last year and earnings are ahead. Ferries has made a steady start to the year and will benefit further from the current reorganisation. P&O Nedlloyd's utilisation levels are ahead of last year while average freight rates are 6% higher than the low point of 2002 and there is less new tonnage to be absorbed by the industry.

On the basis of current trading we would therefore expect to achieve a significantly improved result for 2003 and to move further ahead in 2004.

GROUP PROFIT AND LOSS ACCOUNT
FOR THE YEAR ENDED 31 DECEMBER 2002

		2002 £m	2001 £m
Turnover: Group and share of joint ventures		4,519.2	4,499.1
Less: share of joint ventures' turnover		(1,843.1)	(2,023.1)
Group turnover (note 2)		**2,676.1**	**2,476.0**
Net operating costs		(2,524.6)	(2,297.4)
Group operating profit		**151.5**	**178.6**
Share of operating results of:	joint ventures	(43.6)	75.9
	associates	13.1	19.1
Continuing operations			
Total operating profit before goodwill amortisation and reorganisation costs		135.1	267.0
Goodwill amortisation		(9.6)	(9.3)
Reorganisation costs		(16.5)	-
		109.0	257.7
Discontinued operations		12.0	15.9
Total operating profit (note 3)		**121.0**	**273.6**
(Loss)/profit on sale of fixed assets and businesses		(144.9)	13.0
(Loss)/profit on ordinary activities before interest		**(23.9)**	**286.6**
Net interest payable and similar items (note 7)		(111.8)	(113.6)
(Loss)/profit on ordinary activities before taxation		**(135.7)**	**173.0**
Taxation (note 8)		(35.5)	(44.8)
(Loss)/profit on ordinary activities after taxation		(171.2)	128.2
Equity minority interests		(8.5)	(8.9)
(Loss)/profit for the financial year attributable to stockholders		(179.7)	119.3
Dividends on equity and non-equity share capital		(95.1)	(95.6)
Retained (loss)/profit for the financial year		**(274.8)**	**23.7**
Basic (loss)/earnings per £1 nominal of deferred stock		**(27.1p)**	**17.0p**
Dividends per £1 nominal of deferred stock		**13.5p**	**13.5p**

SUMMARISED GROUP BALANCE SHEET
AS AT 31 DECEMBER 2002

	2002 £m	2001 £m
Goodwill	246.2	181.8
Ships	430.8	186.6
Properties	446.4	485.5
Other fixed assets	592.9	641.1
Investments	830.0	1,113.4
Development and dealing properties	380.3	393.2
Stocks	60.4	56.2
Debtors	528.0	658.4
	3,515.0	3,716.2
Net borrowings (note 11)	(1,346.8)	(1,096.7)
Other creditors and provisions	(829.8)	(924.2)
Net assets	**1,338.4**	**1,695.3**
Capital and reserves		
Share capital and share premium	1,531.8	1,531.4
Reserves	(227.7)	111.0
Stockholders' funds	**1,304.1**	**1,642.4**
Equity minority interests	34.3	52.9
	1,338.4	1,695.3

SUMMARISED GROUP CASH FLOW STATEMENT
FOR THE YEAR ENDED 31 DECEMBER 2002

	2002 £m	2001 £m
Net cash inflow from operating activities and dividends from joint ventures and associates (note 12)	310.9	315.1
Returns on investments and servicing of finance	(94.5)	(84.5)
Taxation	(34.6)	(27.4)
	181.8	203.2
Purchase of fixed assets and investments	(198.0)	(276.8)
Sale of fixed assets and investments	42.4	134.6
Purchase of subsidiaries, joint ventures and associates	(251.9)	(88.2)
Sale of subsidiaries, joint ventures and associates	177.9	111.0
	(47.8)	83.8
Equity dividends paid	(91.6)	(92.1)
Net cash outflow before management of liquid resources and financing	(139.4)	(8.3)

Movement in net borrowings

	2002 £m	2001 £m
Net cash outflow before management of liquid resources and financing	(139.4)	(8.3)
Issues of stock	0.5	1.3
Borrowings of subsidiaries acquired less sold	(126.1)	(27.7)
Inception of finance leases and other non-cash movements in net borrowings	(37.5)	(29.9)
Exchange movements in net borrowings	52.4	(6.7)
Increase in net borrowings	(250.1)	(71.3)

NOTES

1 Reconciliation of movements in stockholders' funds

	2002 £m	2001 £m
(Loss)/profit for the year attributable to stockholders	(179.7)	119.3
Deficit on valuation of properties including those held by joint ventures and associates	(7.9)	(5.4)
Fair value adjustments to existing interests in net assets on acquisition of subsidiary	(12.7)	-
Exchange movements on foreign currency net investments	(102.3)	(41.5)
UK taxation on exchange movements on foreign currency net investments:		
Current period	-	(2.7)
Prior periods	11.7	(2.4)
Total recognised gains and losses for the year	(290.9)	67.3
Dividends on share capital	(95.1)	(95.6)
New stock issued	0.5	1.3
Goodwill on disposals	47.2	-
Net change in stockholders' funds	(338.3)	(27.0)
Stockholders' funds at the beginning of the year	1,642.4	1,669.4
Stockholders' funds at the end of the year	1,304.1	1,642.4

Stockholders' funds at the beginning of the year, as previously reported, were £1,635.2 million (2001 £1,662.8 million) before the prior year adjustment of £7.2 million (2001 £6.6 million), as explained in note 13.

2 Group turnover

	2002 £m	2001 £m
Continuing operations		
Ports	670.9	630.7
Ferries	890.0	755.2
Cold Logistics	153.1	137.2
Property	168.8	207.4
	1,882.8	1,730.5
Discontinued operations		
Contract Logistics	793.3	745.5
	2,676.1	2,476.0

Included in Ferries is turnover of £252.9 million (2001 £299.4 million) previously reported as Unit Loads within Logistics.

3 Total operating profit

	2002 £m	2001 £m
Continuing operations		
Ports	116.8	115.1
Ferries	13.7	(1.2)
Cold Logistics	12.5	18.0
P&O Nedlloyd	(85.6)	22.8
Bulk Shipping	(0.8)	8.3
Property	52.4	94.7
	109.0	257.7
Discontinued operations		
Contract Logistics	12.0	15.9
	121.0	273.6

Included in Ferries is an operating loss of £0.8 million (2001 £0.2 million) previously reported as Unit Loads within Logistics. Ferries operating profit is reported after deducting reorganisation costs of £16.5 million (2001 £nil).

4 Total operating profit by half year

	Six months to 30 June 2002 £m	Six months to 30 June 2001 £m	Six months To 31 Dec 2002 £m	Six months To 31 Dec 2001 £m	Twelve months To 31 Dec 2002 £m	Twelve months To 31 Dec 2001 £m
Continuing operations						
Ports	51.2	52.9	65.6	62.2	116.8	115.1
Ferries	(11.9)	(18.3)	25.6	17.1	13.7	(1.2)
Cold Logistics	7.2	8.8	5.3	9.2	12.5	18.0
P&O Nedlloyd	(47.9)	23.8	(37.7)	(1.0)	(85.6)	22.8
Bulk Shipping	(0.1)	7.4	(0.7)	0.9	(0.8)	8.3
Property	20.6	54.5	31.8	40.2	52.4	94.7
	19.1	129.1	89.9	128.6	109.0	257.7
Discontinued operations						
Contract Logistics	4.7	6.6	7.3	9.3	12.0	15.9
	23.8	135.7	97.2	137.9	121.0	273.6

5 Net operating assets and operating profit before depreciation and amortisation

	Net operating assets		Operating profit before depreciation and amortisation	
	2002	2001	2002	2001
	£m	£m	£m	£m
Continuing operations				
Ports	965.3	964.2	164.9	164.5
Ferries	627.1	473.2	69.7	51.4
Cold Logistics	223.5	186.3	21.0	25.8
P&O Nedlloyd	608.8	774.4	0.4	118.5
Bulk Shipping	96.9	151.0	7.2	19.6
Property	848.0	848.1	58.9	100.4
	3,369.6	3,397.2	322.1	480.2
Discontinued operations				
Contract Logistics	-	154.9	27.2	30.1
	3,369.6	3,552.1	349.3	510.3

Included in Ferries is £41.8 million (£49.5 million) of net operating assets and £4.8 million (£5.1 million) of operating profit before depreciation and amortisation previously reported as Unit Loads within Logistics.

In the above table, operating profit before depreciation and amortisation is stated after adding back to total operating profit the depreciation and amortisation of all Group subsidiaries and P&O Stena Line, P&O Nedlloyd and Associated Bulk Carriers.

The net operating assets are reconciled to stockholders' funds as follows:

	2002 £m	2001 £m
Net operating assets	3,369.6	3,552.1
Interest bearing investments	10.4	10.8
Group share of joint venture and associate loans	(465.0)	(507.5)
Group share of joint venture and associate other non operating net assets	18.5	6.5
Net borrowings	(1,346.8)	(1,096.7)
Corporation tax and deferred tax	(185.6)	(206.9)
Dividends payable	(62.7)	(63.0)
Minority interests	(34.3)	(52.9)
	1,304.1	1,642.4

Net operating assets include ships under construction of £nil million (2001 £3.9 million) within Ferries.

6 Net capital expenditure – investment and replacement (unaudited)

	Net capital expenditure			
	Investment 2002 £m	Replacement 2002 £m	Investment 2001 £m	Replacement 2001 £m
Ports	(76.7)	(21.6)	(121.3)	(13.2)
Ferries	(137.2)	8.4	(6.2)	(13.4)
Cold Logistics	(53.5)	(13.5)	(24.9)	(4.6)
	(267.4)	(26.7)	(152.4)	(31.2)

	2002	2001
Total for Ports, Ferries and Cold Logistics	(294.1)	(183.6)
Bulk Shipping	-	62.1
Property	(10.6)	28.1
Discontinued operations Contract Logistics	75.1	(26.0)
	(229.6)	(119.4)

The above table includes the net cash flows for capital expenditure and financial investment and for acquisitions and disposals.

7 Net interest payable and similar items

	2002 £m	2001 £m
Group	(84.0)	(81.1)
Joint ventures	(21.1)	(25.6)
Associates	(6.7)	(6.9)
	(111.8)	(113.6)

8 Taxation

	2002 £m	2001 £m
United Kingdom	8.4	9.4
Overseas	(31.8)	(44.2)
Joint ventures	(10.9)	(9.0)
Associates	(1.2)	(1.0)
	(35.5)	(44.8)

Included in the taxation charge is a charge of £0.4 million (2001 £4.8 million) in respect of profits and losses on the sale of fixed assets and businesses.

9 Dividends on equity and non-equity share capital

	2002 £m	2001 £m
Preferred and concessionary stock (non-equity)	(3.8)	(3.8)
Deferred stock (equity)		
Interim	(30.4)	(30.4)
Final	(60.9)	(61.4)
	(95.1)	(95.6)

10 (Loss)/earnings per £1 nominal deferred stock

The calculations of the basic earnings per £1 nominal of deferred stock are based on the profit for the period attributable to equity stockholders and the weighted average number of £1 nominal of deferred stock thereto.

	2002 £m	2001 £m
(Loss)/profit for the period attributable to stockholders	(179.7)	119.3
Less: dividends on non-equity share capital	(3.8)	(3.8)
Basic and diluted earnings	(183.5)	115.5
(Loss)/earnings per £1 nominal deferred stock	(27.1p)	17.0p
Diluted (loss)/earnings per £1 nominal of deferred stock	(27.1p)	17.0p

The diluted earnings per £1 nominal of deferred stock has been calculated by reference to an adjusted average number of £1 nominal of deferred stock as follows:

	2002 £m	2001 £m
Weighted average per basic calculation	676.3	678.0
Adjustment to reflect dilutive deferred stock stock under option	0.1	0.3
	676.4	678.3

Reconciliation of earnings per £1 nominal of deferred stock

	2002 Pence	2001 Pence
Headline (loss)/earnings per £1 nominal of deferred stock	(1.6)	17.3
Amortisation of goodwill	(1.6)	(1.5)
Reorganisation costs	(2.4)	-
Post-tax (loss)/profit on sale of fixed assets and businesses	(21.5)	1.2
Basic (loss)/earnings per £1 nominal of deferred stock (FRS3 basis)	(27.1)	17.0

11 Net borrowings

Net borrowings include loans of £1,393.8 million (2001 £1,167.7 million), bank overdrafts of £19.0 million (2001 £18.9 million) less cash and liquid resources of £66.0 million (2001 £89.9 million). In the Company's statutory accounts, overdrafts are included within other creditors, cash and liquid resources are included within current assets. The debt/equity ratio, taking net borrowings as a percentage of stockholders' funds, is 103.3% (2001 66.8%).

12 Operating cash flow

	2002 £m	2001 £m
Operating profit	151.5	178.6
Depreciation and amortisation	124.9	115.2
Increase in development properties	(21.2)	(14.5)
Decrease in stocks	3.6	6.2
Decrease in debtors	46.5	36.3
Decrease in creditors and provisions	(23.9)	(34.5)
Net cash inflow from operating activities	**281.4**	**287.3**
Dividends received from joint ventures and associates	29.5	27.8
Net cash inflow from operating activities and dividends from joint ventures and associates	**310.9**	**315.1**

13 New accounting standard

In December 2000, the Accounting Standards Board issued Financial Reporting Standard 19 (Deferred tax) which the Group has adopted for the first time in preparing these accounts.

Prior to the implementation of FRS19, the Group provided deferred tax on timing differences arising from the revaluation of certain of its properties. Under FRS19 this treatment is now prohibited when there is no binding agreement to sell these properties. This has resulted in an adjustment to prior year reserves and a restatement of comparative figures. The change to the balance sheet is a decrease in the deferred tax provision of £7.2 million at 31 December 2001, with a consequential increase to reserves of the same amount. There is no impact on the profit and loss account as reported for the years ended 31 December 2001 and 2002.

14 The financial information set out above does not constitute the Company' statutory accounts for the years ended 31 December 2001 and 31 December 2002. Statutory accounts for 2001 have been delivered to the registrar of companies, and those for 2002 will be delivered following the Company's annual general meeting. The auditors have reported on those accounts; their reports were unqualified and did not contain statements under section 237 (2) or (3) of the Companies Act 1985.

APPENDIX

P&O TRADING UPDATE: OCTOBER TO DECEMBER 2002

This is the fourth quarter update for 2002 for P&O's ports, logistics and ferries businesses. The next quarterly update (January to March 2003) is provisionally scheduled for 8 May 2003.

PORTS

Throughput
(TEU[1] '000)

	Q4				Full Year			
	2002		2001		2002		2001	
	Gross[2]	Equity Adj[2]	Gross	Equity Adj	Gross	Equity Adj	Gross	Equity Adj
Asia	1,796	1,054	1,140	702	6,244	3,739	4,327	2,583
Americas	429	291	461	318	1,847	1,240	1,914	1,327
Europe	706	644	611	557	2,749	2,513	2,346	2,154
ANZ	452	452	319	319	1,457	1,457	1,225	1,225
Total	**3,383**	**2,441**	**2,531**	**1,896**	**12,297**	**8,949**	**9,812**	**7,289**

(1) TEU = twenty foot equivalent unit. This is a standard size of container and a common measure of capacity in the container logistics business.

(2) Gross throughput reports 100% of the volume at each terminal in which P&O holds an interest. Equity adjusted throughput reports the gross volume adjusted to reflect accounting consolidation i.e. 100% of subsidiary volumes plus the equity share of associates and joint ventures volume. Therefore equity adjusted throughput recognises the actual volume that contributes to P&O Ports' earnings as reported in its profit and loss statement. As from Q1 2003, only the equity adjusted volumes will be reported.

Key Points

1. On an equity adjusted basis, for Q4 2002, throughput was 29% up on 2001 with 17% attributable to organic growth. For the full year, throughput was up 23% with 14% attributable to organic growth. On a gross basis, for Q4 2002, throughput was 34% up on 2001 with 20% attributable to organic growth and for the full year throughput was up 25% with 15% attributable to organic growth. These growth numbers are

comfortably ahead of estimates of overall industry growth. However, the majority of the growth has been in 'start up' and other lower yielding terminals.

2. The impact of the US West Coast dispute was modest. P&O Ports had no direct investment in West Coast terminals in 2002 although disruption to vessel schedules had a knock on effect in some of our Asian terminals. Minor reductions in volume experienced at the time of the dispute were recovered as the seasonal peak, although slightly less pronounced than normal, lasted longer.

3. The weakness in the US dollar and other currencies, notably the Indian rupee, persisted throughout Q4 and had a translation effect on the Ports result. This was offset by an improvement in the Group interest charge.

LOGISTICS

The contract logistics business of Trans European was sold to Wincanton plc in December. The proceeds from the sale were £152.5 million cash and certain properties were transferred back to P&O prior to the sale. At the date of the transfer these properties had a book value of £26.4 million. Commentary on Cold Logistics can be found in the Preliminary Statement.

FERRIES

	Carryings ('000)			
	Q4		Full Year	
	2002	2001	2002	2001
Tourist Vehicles (including coaches)				
Short Sea	387	414	1,674	1,646
Other Routes	177	182	986	963
Total	564	596	2,660	2,609
Passengers				
Short Sea	2,404	2,494	11,015	10,885
Other Routes	755	784	4,092	4,054
Total	3,159	3,278	15,107	14,939
Freight Units				
Short Sea	261	271	1,035	1,112
Other Routes	283	331	1,255	1,327
Total	544	602	2,290	2,439

(1) Short Sea represents routes across the English Channel, based in Dover.
(2) Other routes are an aggregation of our other routes around the UK, namely North Sea, Irish Sea, Western Channel and Scottish Isles. Operations were ceased on the Scottish routes at the end of September and all four ships were sold.
(3) The Short Sea, Western Channel and North Sea routes have been operating under common branding as P&O Ferries from 15th October 2002. Proposals for the introduction of a new organisational structure and the potential redundancies that would result are well advanced with relevant unions and works councils. Possible annualised cost savings of £15m have been identified from this restructuring.

Key Points

1. Ferries tourist business saw an improvement in rates but a slow down in volume in Q4. The freight business reported static volumes overall in Q4 (excluding route closures) but improved rates were achieved on the Short Sea.

2. Total tourist vehicle carryings for Q4 were down 5% (4% excluding closure of Scottish Ferries) compared to 2001 but were 2% up on 2001 for the full year. Total passenger carryings for Q4 were down 4% (2% excluding closure of Scottish Ferries) compared to 2001 but were 1% up on 2001 for the full year.

3. Total P&O freight carryings for Q4 were down 10%, but excluding the closure of Scottish Ferries and the Felixstowe routes, were unchanged compared to 2001. For the full year, total freight carryings were down 6% on 2001 (2% down excluding Scottish Ferries and the Felixstowe routes).

(ends)

P&O

Established 1837

The Peninsular and Oriental
Steam Navigation Company
79 Pall Mall
London SW1Y 5EJ

Telephone (020) 7930 4343
Facsimile (020) 7839 9338

Head Office 79 Pall Mall
London SW1Y 5EJ England

Incorporated by Royal Charter
with limited liability
Company number Z73

Securities & Exchange Commission
Division of Corporate Finance Room 3094 Finance
Room 3094 (3-6), 450 Fifth Street
Washington
D.C. 20549
USA

82-2083

6 March 2003

Dear Sirs

BOARD APPOINTMENTS

I enclose a copy of a press release sent to the London Stock Exchange in accordance with our 12g3-2(h) exemption from the Securities Exchange Act of 1934 in connection with our ADR program.

Yours faithfully

Sandra Scott
Deputy Company Secretary

enc

P&O

News Release

EMBARGO: NOT FOR PUBLICATION BEFORE 07.00 HOURS (UK TIME) ON THURSDAY, 6 MARCH 2003

BOARD APPOINTMENTS

In conjunction with the announcement of P&O's Preliminary Results for 2002, P&O Chairman, Lord Sterling, today issued the following statement.

"Sir Bruce MacPhail, our Group Managing Director, plans to step down from the Board at the end of this year. Sir Bruce will be 65 next year and, having been Group Managing Director of P&O for nearly 20 years, wishes to reduce his commitments. I am delighted, however, that on a part-time basis he has agreed to retain responsibility for winding down the property portfolio.

Sir Bruce has been my closest colleague and friend for well over 30 years since joining me when I founded Sterling Guarantee Trust. He is an exceptionally able businessman who has made a huge contribution to P&O. I am pleased that we will continue to benefit from his detailed knowledge of our property business.

Robert Woods will become Chief Executive, taking over from Sir Bruce, from the end of this year. It will be with great pleasure that I welcome Robert to this role. Robert joined P&O in 1971 and has been a member of the Board since 1996. He has had wide experience of the Group, particularly in ports and container shipping. When he becomes Chief Executive, Robert will retain direct executive responsibility for Ports but will relinquish his position as Group Managing Director of P&O Nedlloyd Container Line.

I am very pleased to announce that we intend to appoint Nick Luff as our new Chief Financial Officer. Nick is currently Chief Financial Officer of P&O Princess Cruises plc and, assuming the proposed transaction with Carnival Corporation proceeds as expected, he will be leaving P&O Princess Cruises shortly after completion. Prior to the

The Peninsular and Oriental Steam Navigation Company, 79 Pall Mall, London SW1Y 5EJ, United Kingdom
Telephone +44 (0)20 7930 4343 Facsimile +44 (0)20 7925 0384 E-mail: communications@pogroup.com
Internet http://www.pogroup.com
Head Office 79 Pall Mall, London SW1Y 5EJ, England. Incorporated by Royal Charter with limited liability. Company number Z73

demerger of P&O Princess Cruises in October 2000 Nick was of course Finance Director of P&O. He therefore knows the Group well and I am sure he will make a strong contribution when he joins us full time from the beginning of June.

We previously announced that our current Finance Director, Jo Curin, planned to step down from the Board. She has now done so. I am grateful to Jo for all that she has done for the Group, with enthusiasm and commitment. We wish her well for the future.

To ensure continuity following the appointment of our new Chief Executive and Chief Financial Officer, the Board has invited me to stand for re-election at our AGM in May 2003. Going forward, I intend to devote as much time as need be to strategic matters and pursuing P&O's interests with governments and high level contacts here and abroad. Otherwise I will leave the day to day running of the company to the executive team. I then propose to stand down from the Board after the AGM in 2005."

Further information: The Lord Sterling of Plaistow, GCVO, CBE
Peter Smith, Director, Communications and Strategy
Tel: +44 (0)20 7321 4578

Notes to editors:

1. Sir Bruce MacPhail, 63, joined the P&O Board in 1983 and was appointed Managing Director in 1985. After graduating from Balliol College, Oxford with a mathematics degree in 1961 he joined Price Waterhouse & Co becoming an Associate of the Institute of Chartered Accountants in 1965 and latterly a Fellow. Sir Bruce was awarded an MBA from the Harvard University Graduate School of Business Administration in 1967 before joining the Corporate Finance Division of Hill Samuel & Co. He joined Sterling Guarantee Trust in 1969 becoming Managing Director in 1976. In 1985, Sterling Guarantee Trust merged with P&O. Sir Bruce was knighted in the Queen's Birthday Honours in 1992. He currently holds a number of directorships and trusteeships including: non-executive director of Chelsfield Plc; Chairman of the Business Advisory Forum of the Said Business School, University of Oxford; Trustee of Balliol College, Oxford and Life Governor and Member of Council Haileybury.

2. Robert Woods, 56, joined the P&O Board in 1996. He has been Group Managing Director of P&O Nedlloyd Container Terminal Line Ltd since 2000 and Executive Chairman of P&O Ports since 2002. Robert was educated at Cambridge University graduating in economics and history. He joined P&O in 1971 and has held a number of senior positions in the container and port divisions working in Japan, the Middle East and in the UK. In 1990 he became Managing Director of P&O Containers Limited and was appointed Managing Director of P&O Nedlloyd Limited on the announcement of the merger with Nedlloyd Lines Bv in 1996. He is Chairman of Tilbury Container Service and Southampton Container Terminal. He is also currently chairman of the Chamber of Shipping and a non-executive director of John Swire & Sons.

3. Nick Luff, 36, has been Chief Financial Officer of P&O Princess Cruises plc since its demerger from P&O in October 2000. Nick read mathematics at Oxford University and then trained as a chartered accountant with KPMG. He joined P&O in the Corporate Finance department in 1991. He moved to Treasury in 1993, becoming Group Treasurer in 1994 and then combined this role with Head of Corporate Finance from 1996. He joined the P&O Board as Finance Director in 1999.

(ends)

P&O

Established 1837

The Peninsular and Oriental
Steam Navigation Company
79 Pall Mall
London SW1Y 5EJ

Telephone (020) 7930 4343
Facsimile (020) 7839 9338

Head Office 79 Pall Mall
London SW1Y 5EJ England

Incorporated by Royal Charter
with limited liability
Company number Z73

Securities & Exchange Commission
Division of Corporate Finance Room 3094 Finance
Room 3094 (3-6), 450 Fifth Street
Washington
D.C. 20549
USA

82-2083

6 March 2003

Dear Sirs

P&O'S NEDLLOYD RESULTS: FOURTH QUARTER 2002

I enclose a copy of a press release sent to the London Stock Exchange in accordance with our 12g3-2(h) exemption from the Securities Exchange Act of 1934 in connection with our ADR program.

Yours faithfully

Sandra Scott
Deputy Company Secretary

enc

P&O

News Release

EMBARGO: NOT FOR PUBLICATION BEFORE 07:00 HOURS (UK TIME), THURSDAY 6 MARCH 2003

P&O NEDLLOYD RESULTS: FOURTH QUARTER 2002

The attached information sets out the financial results, trade statistics and key points for P&O Nedlloyd Container Line Limited for the fourth quarter. In summary it shows that:

In Q4

- P&O Nedlloyd made an operating loss of $49 million (before restructuring costs of $5 million) compared with a loss of $46 million in Q3 (before restructuring costs of $5 million);
- fuel costs were $9 million higher than in Q3 and costs incurred from the West Coast strike were $7.5 million; and
- average revenue rates increased by 2% or $24 per teu compared with Q3.

In 2002

- The operating loss for the year was $206 million (before restructuring costs of $28 million) compared with a 2001 profit of $102 million (before restructuring costs of $15 million) ;
- cash flow remained positive and net debt was reduced;
- throughputs in 2002 were 12% up on 2001; and
- annualised savings of $290 million were achieved and we remain on track to achieve annualised savings of $350 million in 2003.

Outlook

- Clearly there are uncertainties surrounding the economic outlook but if current trends continue the 2003 result should be significantly improved.

Further information: Peter Smith, Director, Communications and Strategy, P&O
020 7930 4343

Cor Radings, Corporate Public Relations, Royal Nedlloyd
00 31 626 316 854

RESULTS & STATISTICS

	Q4 2002	Q4 2001	Full Year 2002	Full Year 2001
Throughput (teus)				
Europe/Asia	302,100	269,000	1,156,700	1,069,100
North/South & Cross Trades	362,000	308,500	1,323,400	1,169,900
North America	275,500	250,600	1,079,500	944,900
Total	**939,600**	**828,100**	**3,559,600**	**3,183,900**
Average revenue per teu	1,162	1,209	1,145	1,298
Revenue	1,092	1,001	4,075	4,132
Operating (loss)/profit before interest and tax (before restructuring costs)	**(49)**	**(8)**	**(206)**	**102**
Restructuring costs	(5)	(12)	(28)	(15)
Operating (loss)/profit before interest and tax (after restructuring costs)	(54)	(20)	(234)	87
Net (loss)/profit on sale of fixed assets	(12)	0	(12)	0
Interest, minorities and other items	(13)	(15)	(46)	(56)
(Loss)/Profit before tax	**(79)**	**(35)**	**(292)**	**31**

Notes:

1. Teu = twenty foot equivalent unit. This is the standard size of container and is a common measure of capacity in the container business.

2. All financial figures are US$ million except average revenue per teu which is US$.

3. It is important to note that a change in average revenue per teu does not necessarily equal a change in profit contribution. Average revenue per teu is calculated equally across all trades and products. It makes no allowance for cargo mix, relative volumes on different trades or additional elements which are raised and paid for in local currency.

Key Points

1. The operating loss for Q4 of $49 million (before restructuring costs of $5 million) compares to an operating loss of $46 million in Q3 2002 (before restructuring costs of $5 million) and a loss of $8 million in Q4 2001 (before restructuring costs of $12 million). High fuel prices continued to affect the result with an adverse impact of $23 million in Q4 2002 compared with Q4 2001. For the full year, the operating loss was $206 million (before restructuring costs of $28 million) compared with a 2001 profit of $102 million (before restructuring costs of $15 million) with fuel costing an extra $56 million in 2002.

2. Despite the operating loss for the year, P&O Nedlloyd continued to generate a strong operating cash flow. This, together with tight control of capital expenditure and working capital, meant that total net debt was $693 million at the year end compared to $705 million at the end of 2001.

3. The main factor affecting the result was the revenue rate, which in Q4 2002 was 4% down on Q4 2001 and for the full year was 12% down on 2001. Importantly, however, rates have now improved in two successive quarters and were 3% higher than in Q2 2002. As reported in Q3, rate increases are continuing to be achieved on the important Europe/Asia trades. There were mixed results for other trades in Q4.

4. All trades saw substantial growth in throughputs during 2002 with total volume 12% up year on year. Volumes in Q4 were 13% higher than in the same period of 2001. The average utilisation level of 80% in Q4 was also higher than in Q4 2001 (77%) and was in line with Q3 2002. No vessels were laid up during the quarter.

5. Good progress was maintained with P&O Nedlloyd's change programmes during 2002, including the transfer of an increasing number of back office functions to the company's shared service centres in India and China. Annualised cost savings of $290 million were achieved in 2002 and the company is well on track to achieve the $350 million target set for 2003. Overheads were down by $24 million during the year.

6. The impact of these savings programmes, together with a continuing improvement in revenue rates, points to a better year in 2003. These factors should help to offset the negative effect of a weak dollar and high fuel costs in a period of economic uncertainty. Initial indications for 2003 confirm that average revenue rates are maintaining a positive trend.

(ends)